Exhibit 99.1

FSD Pharma Announces Appointment of Interim Chief Financial Officer

TORONTO--(BUSINESS WIRE)--May 5, 2021--FSD Pharma Inc. (Nasdaq:HUGE) (CSE:HUGE) (the "Company" or "FSD Pharma") is pleased to announce the appointment of Nathan Coyle, the Company's Corporate Controller as its Interim Chief Financial Officer, following the departure of Donal Carroll, effective immediately.

Mr. Coyle joined FSD Pharma Inc in 2020 as Corporate Controller and has 15 years of executive business experience as a finance leader in both public and private roles. Mr. Coyle was previously with Illinois Tool Works (NYSE:ITW) where he was a key player in restructuring the organization, shaping the growth and streamlining businesses within his industrial packaging segment. Mr. Coyle's involvement in multiple mergers and acquisitions and integrating those organizations was key to company growth. After ITW, Mr. Coyle worked with a private organization implementing the same corporate strategies to maximize growth. Mr. Coyle holds a Bachelor of Business Administration with honours from Brock University and is a Chartered Professional Accountant.

About FSD Pharma

FSD Pharma Inc. (www.fsdpharma.com) is a publicly-traded holding company.

FSD BioSciences, Inc., a wholly-owned subsidiary, is a specialty biotech pharmaceutical R&D company focused on developing over time multiple applications of its lead compound, ultra-micro PEA by down-regulating the cytokines to effectuate an anti-inflammatory response.

The Company filed an IND with the FDA on August 28, 2020 and was approved on September 25, 2020 to initiate a phase 2 clinical trial for the use of FSD201 to treat COVID-19, the disease caused by the SARS-CoV-2 virus. The trial is currently underway and is expected to randomize 352 patients in a controlled, double-blind multicenter study.

Severe COVID-19 is characterized by an over-exuberant inflammatory response that may lead to a cytokine storm and ultimately death. The Company is focused on developing ultra-micro PEA for its anti-inflammatory properties to avoid the cytokine storm associated with acute lung injury in hospitalized COVID-19 patients.

The Company is not making any express or implied claim that its product has the ability to eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) infection at this time.

Forward-Looking Statements

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this press release.

Certain statements contained in this press release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “Forward-Looking Information”). Forward-Looking Information includes, but is not limited to, information with respect to FSD Pharma's strategy, plans or future financial or operating performance, receipt of any FDA approvals, the completion of any trials regarding the use of FSD201 to treat COVID-19, the safety of FSD201 or whether FSD201 may be effective in treating COVID-19, the costs associated with such planned trials and our belief that we have sufficient cash to complete the Phase 2 study, our ability to obtain required funding and the terms and timing thereof, the ultimate development of any FDA approved synthetic compounds, the expected insurance recovery related to the settlement agreement, the completion of the settlement contemplated in the settlement agreement and the timing and closing of the sale of certain non-core real estate assets. The use of words such as “budget”, “intend”, “anticipate”, “believe”, “expect”, “plan”, “forecast”, “future”, “target”, “project”, “capacity”, “could”, “should”, “focus”, “proposed”, “scheduled”, “outlook”, “potential”, “estimate” and other similar words, and similar expressions and statements relating to matters that are not historical facts, or statements that certain events or conditions “may” or “will” occur, are intended to identify Forward-Looking Information and are based on FSD Pharma’s current beliefs or assumptions as to the outcome and timing of such future events. Such beliefs or assumptions necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such Forward-Looking Information. Certain of these risks and uncertainties are described in the Company’s continuous disclosure filings available under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov. Forward-Looking Information is not a guarantee of performance. The Forward-Looking Information contained in this press release is made as of the date hereof, and FSD Pharma is not obligated to update or revise any Forward- Looking Information, whether as a result of new information, future events or otherwise, except as required by law. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on Forward Looking-Information. The foregoing statements expressly qualify any Forward-Looking Information contained herein.

Contacts

Nathan Coyle, Interim Chief Financial Officer, FSD Pharma Inc.
ncoyle@fsdpharma.com

Media Contact:

Joel Shaffer
Longview Communications and Public Affairs
jshaffer@longviewcomms.ca